SHININGBANK
Energy Ltd.

08017490

September 26, 2006

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

SUPPL

Ladies and Gentlemen:

Re: Rule 12g3-2(b) Submission – Commission File No. 82-34977

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, Shiningbank Energy Income Fund hereby furnishes to the Commission a Press Release dated September 26, 2006.

If you have any questions or concerns, please call me at 403-268-9519 or send an e-mail to mdesrosiers@shiningbank.com.

Very truly yours,

SHININGBANK ENERGY LTD.

Murray J. Desrosiers
Corporate Secretary & General Counsel

RECEIVED
2006 OCT 18 A 9:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
OCT 24 2006
THOMSON FINANCIAL

H:\SEC\Cover Ltr 2006-09-26.DOC

1310, 111-5th Avenue S.W., Calgary, Alberta T2P 3Y6 Telephone: (403) 268-7477 Fax: (403) 268-7499 E-mail: shiningbank@shiningbank.com

File No. 82-34977

NOT FOR DISTRIBUTION TO THE U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

September 26, 2006

TSX: SHN.UN
TSX: RRZ

NEWS RELEASE

FOR IMMEDIATE RELEASE

SHININGBANK ENERGY INCOME FUND AND RIDER RESOURCES LTD. JOINTLY ANNOUNCE PLAN OF ARRANGEMENT

Shiningbank Energy Income Fund ("Shiningbank") and Rider Resources Ltd. ("Rider") are pleased to announce that they have entered into an agreement under which Shiningbank will acquire the majority of Rider's producing oil and natural gas assets pursuant to a Plan of Arrangement (the "Arrangement"). Under the Arrangement, Shiningbank will acquire the majority of Rider's development oriented properties in west central Alberta, with the balance of the producing assets and majority of the exploratory lands to be transferred to a new publicly traded exploration-focused producer ("Exploreco"). Exploreco will be managed by the current management team of Rider.

Pursuant to the Arrangement, Rider shareholders will receive 0.4659 of a Trust Unit of Shiningbank, pro-rata ownership in the common shares of Exploreco, and arrangement warrants for participation in a private placement to Exploreco. "The acquisition of properties from Rider is a continuation of Shiningbank's strategy of acquiring high quality, long-life, natural gas weighted assets", said David Fitzpatrick, President and CEO of Shiningbank. "As a result of the transaction, Shiningbank will add approximately 8,800 barrels of oil equivalent per day (boe/d) of production with an attractive portfolio of drilling opportunities adjacent to our Ferrier/O'Chiese core area. The transaction is expected to be accretive to Shiningbank on cash flow per unit and production per unit measures."

Craig Stewart, President and CEO of Rider, added "this transaction represents the next step in the development of Rider. The transaction with Shiningbank will provide shareholders with the opportunity to realize further value appreciation from our producing assets in a more tax-

efficient vehicle in addition to providing shareholders the opportunity to participate in a high growth, exploration-focused company."

The Arrangement has the unanimous support of the Boards of Directors of both Shiningbank and Rider. Officers, Directors and certain employees of Rider, holding collectively approximately 23% of the fully diluted shares, have agreed to vote in favour of the Arrangement.

Impact of the Transaction on Shiningbank

Under the Arrangement, Shiningbank will acquire an attractive suite of long-life oil and natural gas properties concentrated in the Pembina, Sunchild and Ferrier areas. The majority of the properties are operated and are characterized by high working interests (average 70%), and low operating costs (approximately $7.00/boe). Current production from these properties is approximately 8,800 boe/d, 78% of which is natural gas, and includes net undeveloped land of approximately 17,500 acres. Shiningbank has identified numerous additional lower-risk development opportunities, which it expects to fully exploit over the next several years to further enhance production volumes and reserves.

Transaction Overview

- The transaction is expected to be accretive to Shiningbank's cash flow and production on a per unit basis
- The transaction results in the addition of approximately 8,800 boe/d of high quality, long-life, low cost natural gas production to Shiningbank's portfolio, maintaining Shiningbank's overall natural gas weighting at 77%
- Proved plus probable reserves to be acquired by Shiningbank are estimated at 24.8 million barrels of oil equivalent (77% natural gas), effective May 31, 2006
- Approximately 61% of the acquired reserves are proved and 86% of the proved reserves are developed and producing
- The proved plus probable reserve life index of the acquired properties is approximately 7.7 years
- Increases Shiningbank's production to approximately 35,000 boe/d and its enterprise value to approximately $2.4 billion
- Maintains a strong balance sheet with pro forma debt to cash flow of approximately 1.2x

Based on a total acquisition cost of $496 million, which includes the assumption of $92 million debt and working capital deficiency (net of $10 million debt transferred to Exploreco), the acquisition metrics of the transaction are as follows:

- Reserve acquisition metrics of $19.93/boe of proved plus probable reserves
- Production acquisition cost of $56,356/boe/d
- Incremental 2007 cash flow of approximately $110 million (assuming C$8.00/GJ AECO natural gas and US$73.75/bbl WTI)

Rider has agreed to provide access to certain key technical and administrative staff for three months post closing to assist Shiningbank through a transitional period so as to maintain development momentum.

Impact of the Transaction on Rider

Pursuant to the Arrangement, shareholders of Rider will receive units of Shiningbank, shares of Exploreco and Exploreco arrangement warrants, thereby allowing them to continue to participate both in the existing production base built by Rider and in the exploration opportunities created by the same management team through an investment in Exploreco.

Rider believes that the transaction will enhance value for its shareholders through:

- An opportunity to realize further value appreciation from Rider's producing assets in a more tax-efficient vehicle through equity participation in one of the premier natural gas weighted trusts in the oil and gas royalty trust sector;
- Participation in a high growth exploration-focused producer

Exploreco Highlights

Exploreco will have the following attributes:

- Approximately 950 boe/d of current production primarily within the Edson, Karr and Waskahigan areas
- Over 93,000 net acres of undeveloped land
- Large, defined drilling inventory of over 30 locations
- Target exit Q1 2007 productive capability between 2,000 boe/d and 2,500 boe/d
- Capital program of approximately $40 to $50 million to the end of Q1 2007

Exploreco will be managed by the current Rider management team, with Craig Stewart as President and CEO, John Ferguson as CFO, Kevin Hertz as COO, Darryl Proudfoot as VP and Treasurer, Bruce McFarlane as VP, Business Development, Brent DesBrisay as VP, Exploration and Ross MacDonald as VP, Engineering. In addition to Craig Stewart, the Board of Directors will include Lyle F. Dunkley (Chairman), John A. Brussa, Kevan S. King and Byron J. Seaman.

In conjunction with the formation of Exploreco, management, employees and directors of Rider will be offered the opportunity to participate in a private placement for Exploreco shares, raising maximum proceeds of $20 million. The private placement is contemplated to include $5 million of flow through common shares. On a combined common and flow through basis, the private placement will be done at a 35% premium to net asset value, with an escrow provision of three years and equal vesting each year. Exploreco intends to issue performance warrants having a term of three years, with a strike price equal to the private placement price, and performance hurdles of 125% and 150%. The aggregate ownership resulting from the private placement and performance warrants will not exceed 20% of Exploreco.

Pursuant to the Arrangement, Rider shareholders will receive common shares and arrangement warrants in Exploreco for each Rider share held. The arrangement warrant will allow Rider shareholders to acquire $10 million of Exploreco shares at the same issue price as the private placement to management, employees and directors of Rider. Assuming a full subscription to the private placement and exercise of arrangement warrants, Exploreco will be well capitalized with a cash position of up to $20 million and no debt, and positioned to aggressively pursue and expand its asset base and certain exploratory initiatives, which are currently underway.

Exploreco intends to have independent engineering and land reports prepared on which to base its net asset value calculation.

Plan of Arrangement

An information circular detailing the Arrangement is anticipated to be mailed to Rider shareholders by late October 2006. A special meeting of Rider shareholders to consider the Arrangement will occur in early December 2006. The Arrangement will require the approval of 66 2/3 percent of the votes cast by the shareholders and optionholders of Rider, voting as a single class, the approval of the majority of shareholders, excluding directors and officers of Rider and the approval of the Court of Queen's Bench of Alberta, the Toronto Stock Exchange and certain

regulatory agencies. In addition, Rider has agreed that it will not solicit or initiate discussions or negotiations with any third party for any business combination involving Rider. Under certain circumstances, Shiningbank and Rider have agreed to pay non-completion fees in the event that the transaction is not completed.

CIBC World Markets Inc. is acting as financial advisor to Shiningbank in connection with the transaction. FirstEnergy Capital Corp. and Scotia Waterous are acting as financial advisors to Rider and have both advised the Board of Directors of Rider that they are of the opinion, subject to review of final documentation, that the consideration to be received by Rider shareholders pursuant to the Arrangement is fair, from a financial point of view, to Rider shareholders.

Conference Call

A joint conference call is planned to discuss this transaction in more detail on Tuesday September 26, 2006 at 9:00 am MDT (11:00 am EDT). Callers may dial 1-800-298-3006 to participate in the call. A taped recording will be available until October 10, 2006 by dialing 1-800-558-5253 and using the passcode 21305153.

Shiningbank Energy Income Fund is a conventional oil and gas royalty trust and its units are listed on the Toronto Stock Exchange under the symbol "SHN.UN".

Rider is a Calgary, Alberta, based crude oil and natural gas exploration, development and production company and its shares are listed on the Toronto Stock Exchange under the symbol "RRZ".

The term "boes" may be misleading, particularly if used in isolation. A boe conversion ratio of 6mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

This news release contains forward-looking statements relating to future events, including management's assessment of future plans and operations, reserve and production estimates, drilling inventory and wells to be drilled, timing of drilling and tie-in of wells, productive capacity of new wells and capital expenditures and the timing thereof. In some cases, forward-looking statements can be identified by such words as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" or similar expressions. These statements represent management's best projections, but undue reliance should not be placed upon them as they are derived from numerous assumptions. These assumptions are subject to known and unknown risks and uncertainties, including the business risks discussed in Shiningbank's MD&A and in the AIF

for the year ended December 31, 2005, which may cause actual performance and financial results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

This news release shall not constitute an offer to sell, or the solicitation of an offer to buy, securities in the United States, or any province or territory of Canada, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities offered will not be, and have not been, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirement.

For further information please contact:

Shiningbank Energy Ltd.
David Fitzpatrick, President and Chief Executive Officer or
Bruce Gibson, Vice President, Finance and Chief Financial Officer
Debbie Carver, Investor Relations Coordinator
Telephone: (403) 268-7477
Toll Free: (866) 268-7477
Email: irinfo@shiningbank.com
Website: www.shiningbank.com

Rider Resources Ltd.
Craig Stewart, President and Chief Executive Officer
Telephone: (403) 781-2445

John Ferguson, Vice-President, Chief Financial Officer and Corporate Secretary
Telephone: (403) 781-2446

Website: www.riderres.com